

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 11, 2024

Matthew J. Norden
Chief Financial Officer
2U, Inc.
7900 Harkins Road
Lanham, MD 20706

       Re: 2U, Inc.
             Registration Statement on Form S-3
             Filed March 6, 2024
             File No. 333-277707

Dear Matthew J. Norden:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Edwin Kim at 202-551-3297 with any questions.

                              Sincerely,

                              Division of Corporation Finance
                              Office of Technology

cc: Brandon J. Bortner, Esq.